

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 27, 2012

<u>Via E-mail</u>
Mr. Mark Groussman
Chief Executive Officer
American Strategic Minerals Corporation
c/o National Corporate Research Ltd.
202 South Minnesota Street
Carson City, NV 89703

> **Re: American Strategic Minerals Corporation**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed November 8, 2012**
> **File No. 0-54652**

Dear Mr. Groussman:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

   Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You indicate in response to comment 1 in our November 5, 2012 letter that the solicitation of written consents in not required because the number of persons solicited was less than 10. We wish to advise you that:

   - The 10 person exception to solicitation under Rule 14a-2(b)(2) of Regulation 14A is unavailable for an issuer's solicitation.

   - Action by an affiliate is usually on the issuer's behalf.

Please file a preliminary proxy statement on Schedule 14A. <u>See</u> Rule 14a-2 of Regulation 14A.

2. Your response to comment 3 in our November 5, 2012 letter states that "The Company is evaluating various alternative plans to the real estate business." As requested previously, disclose what the company's long term strategy and new business direction are in light of the Form 8-K filed on November 20, 2012. Further, disclose what comprise the company's assets for its long term strategy and new business direction.

3. Your response to comment 4 in our November 5, 2012 letter states that "The Company presently has no plan to issue any shares of its common stock but reserves the right to develop and act upon any such plans should it determine to do so." We note that you have filed a current report on Form 8-K on November 20, 2012 related to a share exchange agreement with Sampo IP LLC, a company engaged in the business of patent acquisition, development, and monetization. It also appears that this 8-K should contain the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K for Sampo IP LLC, including pro forma financial information. <u>See</u> Rules 8-04 and 8-05 of Regulation S-X. Please amend both filings accordingly.

4. Please refer to comment 6 in our November 5, 2012 letter. As requested previously, update your EDGAR company profile to include your current business address, telephone number, e-mail address, and mailing address.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on comments and disclosure issues to Edward M. Kelly at 202-551-3728 or Craig E. Slivka at (202) 551-3729.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
       Harvey J. Kesner, Esq.
       Sichenzia Ross Friedman Ference LLP
       61 Broadway, 32nd Floor
       New York, NY 10006